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                                                                    EXHIBIT 17.1

TO:       Jay Busby - Company Secretary

FROM:     Jim Tracey - Director

SUBJECT:  Resignation

DATE:     2 October, 1998

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Thank you for your memorandum dated October 2.  I can understand how my memoranda may have caused confusion in your mind and offer my apologies.

Since speaking to Bill Joor I have waited a week for the latest draft facility document to be produced to no avail. Ron's "update" dated 24 September gave no definitive information and I was left to rely on his "guess".

I have tired of having to chase for information and I am also tired of being promised progress if only I will wait. For your information I attach a copy of my memorandum dated 1 March in which I first expressed my concern at how the transaction was being progressed with inadequate regard for a formal commitment from the bank(s).

As indicated in my resignation letter I believe that I have been mislead and, in my opinion, the Board's resolutions on the merger have not been fully carried out which was why I did not sign the unanimous consent to change the record date for the special meeting of stockholders. My patience is exhausted and I ask that you progress my resignation.

Regards,

/s/ JAMES E. TRACEY

James E Tracey


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TO:       Ron Suttill

FROM:     Jim Tracey

DATE:     24 September, 1998

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Thank you for your fax.

As agreed with Bill Joor on receipt of the latest draft of the facility documentation and an update on progress, I will review my position. However, please note that neither our conversations nor the fax details received to date have persuaded me that I should revise my resignation letter and I remain displeased with the attitude displayed at my legitimate concerns about the future of the Company and my requests for information.

I am away tomorrow but will leave the fax machine on.

/s/ JAMES E. TRACEY

James E. Tracey

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TO:       Ron Suttill - Chairman
          Jay Busby - Secretary

FROM:     Jim Tracey - Director

SUBJECT:  Resignation

DATE:     22 September, 1998

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Further to my recent discussions on the telephone with Ron I have decided to resign from the Board of Aviva with immediate effect.

I was concerned to read in the prospectus to the merger that the banking facilities have not been formally committed by the banks involved. This is in contrast to my understanding of what was agreed at the last Board meeting and also to assurances I received prior to the SEC filings. Given that the merger proposal originated from Ing Bank in February and that they were instrumental in dictating the terms, I find this situation untenable. It seems to me unreasonable that Ing Bank are unwilling or unable to provide greater commitment to the Company and its shareholders at this stage, beyond issuing a term sheet.

It is with regret that I resign, especially at this juncture. However the failure to provide me with a copy of the SEC filings, even though I asked on two occasions, left me in ignorance about this central issue. I have consistently stated that I would not support any proposal which did not include the provision of adequate formal banking facilities to 31 March 1999.

Please circulate this memorandum to members of the Board and to the appropriate authorities.

Yours,

/s/ JAMES E. TRACEY

James E. Tracey